                                                      PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-60135

                            SUPPLEMENT TO PROSPECTUS
                             DATED DECEMBER 3, 1998


                                 GENE LOGIC INC.

                                ----------------



        The Prospectus, dated December 3, 1998, is hereby supplemented as follows to restate, in its entirety, the "Selling Securityholders" section on pages 9-11 of the Prospectus.



                             SELLING SECURITYHOLDERS

        In connection with the merger with Oncormed, we are registering for resale certain shares of Gene Logic common stock issued to Oncor, Inc. and certain shares of Gene Logic common stock issuable to the holders of warrants upon exercise of the warrants. Applying the exchange ratio of .4673 used upon consummation of the merger, (the "Final Exchange Ratio"), an aggregate of 77,881 shares of Gene Logic common stock are issuable upon exercise of the warrants at an exercise price of approximately $18.27 per share.

        The following table sets forth (i) the name and address of the Selling Securityholders, (ii) the number of shares of Gene Logic common stock that the Selling Securityholders beneficially owned prior to the offering for resale of any of the shares of Gene Logic common stock being registered hereby, (iii) the maximum number of shares of Gene Logic common stock that may be offered for resale for the account of the Selling Securityholders pursuant to this Prospectus (the "Resale Shares"), and (iv) the number of shares of Gene Logic common stock to be held by the Selling Securityholders after the offering of the Resale Shares (assuming all of the Resale Shares are sold by the Selling Securityholders).

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
                                                                                             PERCENTAGE OF SHARES OF
                                                                            NUMBER OF       GENE LOGIC COMMON STOCK
                                                         SHARES OF          SHARES OF        BENEFICIALLY OWNED (2)
                                                        GENE LOGIC         GENE LOGIC      ---------------------------
                                                          COMMON             COMMON           BEFORE         AFTER
                                                        STOCK TO BE          STOCK          OFFERING OF   OFFERING OF
                                                         RESOLD IN        BENEFICIALLY      THE RESALE    THE RESALE
SELLING SECURITYHOLDERS(1)                              THE OFFERING        OWNED (2)         SHARES       SHARES(3)
-----------------------------------------------      ------------------  ---------------   -------------  ------------
Incyte Pharmaceuticals, Inc. ..................              7,788            856,224(4)           4.2%          4.2%
  3174 Porter Drive
  Palo Alto, CA 94304

Oncor, Inc. ...................................            390,573            390,573              2.0%           --
  209 Perry Parkway
  Gaithersburg, Maryland 20877

Southbrook International Investments, Ltd. ....             29,206            313,977(4)           1.6%          1.4%
  c/o Trippoak Advisors, Inc.
  630 Fifth Avenue, Suite 2000
  New York, New York 10111

John Pappajohn ................................            155,766            292,295(5)           1.5%            *
  Equity Dynamics, Inc.
  2116 Financial Center
  Des Moines, IA 50309

Montrose Investments, LTD .....................             18,984            203,709(4)           1.0%            *
  777 Main Street, Suite 2750
  Forth Worth, Texas 76102

Westover Investments, L.P. ....................             10,222            110,592(4)             *             *
  777 Main Street, Suite 2750
  Forth Worth, Texas 76102

Ann Pappajohn Vassiliou .......................             81,777             81,777                *            --
  24 Foster Drive
  Des Moines, IA 50312

Brown Simpson ORD Investments LLC .............             11,681             11,681(4)             *            --
  One Manhattanville Road
  Purchase, New York 10532

Matthew P. Kinley .............................             11,682             11,682                *            --
  Equity Dynamics, Inc.
  2116 Financial Center
  Des Moines, IA 50309

Jose J. Coronas ...............................             23,365             23,365                *            --
  22 Mill Neek Lane
  Pittsford, NY 14534

Derace L. Schaffer, M.D .......................             23,365             23,365                *            --
  3438 Elmwood Avenue
  Rochester, NY 14610


----------

*   Represents beneficial ownership of less than 1%.



                                       2.
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(1) This table is based upon information obtained by us from publicly filed documents.

(2) Number of Shares Beneficially Owned and Percentage of Shares Beneficially Owned are determined as of April 23, 1999 and in accordance with the rules of the Commission based upon 19,783,358 shares of Gene Logic common stock issued and outstanding on April 23, 1999.

(3) Assumes sale of all of the Resale Shares.

(4) Using the Final Exchange Ratio, includes for (i) Incyte Pharmaceuticals, Inc., warrants to purchase 7,788 shares of Gene Logic common stock at an exercise price of $18.27 per share and 368,573 shares of Gene Logic common stock at an exercise price equal to the greater of 110% of the fair market value per share of Gene Logic common stock on the trading day prior to the date of exercise and $28.88 per share if the warrant is exercised on or prior to February 25, 2000; (ii) Southbrook International Investments, L.P. warrants to purchases 29,206 shares of Gene Logic common stock at an exercise price of $18.27 per share; (iii) Montrose Investments LTD, warrants to purchase 18,984 shares of Gene Logic common stock at an exercise price of $18.27 per share; (iv) Westover Investments L.P., warrants to purchase 10,222 shares of Gene Logic common stock at an exercise price of $18.27 per share; and (v) Brown Simpson ORD Investment LLC, warrants to purchase 11,681 shares of Gene Logic Common Stock at an exercise price of $18.27 per share.

(5) Includes (i) 23,365 shares held by Halkis Ltd. as to which Mr. Pappajohn has sole voting and investment power; and (ii) 23,365 shares held by Thebes Ltd., a company owned by Mr. Pappajohn's wife, as to which Mr. Pappajohn disclaims beneficial ownership.

                              PLAN OF DISTRIBUTION

        The Resale Shares may be sold from time to time by the Selling Securityholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Securityholders may offer their Resale Shares in one or more of the following transactions:

        - on any national securities exchange or quotation service on which the Gene Logic common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

        -   in the over-the-counter market;

        -   in private transactions;

        -   through options;

        -   by pledge to secure debts or other obligations; or

        -   a combination of any of the above transactions.

        The Selling Securityholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders. The Selling Securityholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by such broker-dealers and any profits realized on any resale of the Resale Shares by them might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Securityholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.



                                       3.
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        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to Gene Logic's common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of Gene Logic common stock (including the Resale Shares) by the Selling Securityholders.

        In the event of a "distribution" of Gene Logic common stock, the Selling Securityholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for, purchasing or attempting to induce any person to bid for or purchase any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or maintaining the price of Gene Logic common stock in connection with any offer of Gene Logic common stock by the Selling Securityholders.

        Any or all of the sales or other transactions involving the Resale Shares, whether effected by the Selling Securityholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Resale Shares that qualify for sale pursuant to Rule 145 under the Securities Act may be sold under Rule 145 rather than pursuant to this Prospectus.

        In order to comply with the securities laws of certain states, if applicable, the Resale Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We will make copies of this Prospectus available to the Selling Securityholders and have informed the Selling Securityholders of the need for delivery of a copy of this Prospectus to each purchaser of the Resale Shares prior to or at the time of any sale of the Resale Shares. We have agreed with the Selling Securityholders to keep this Prospectus effective until the earlier to occur of (i) the time when all of the Resale Shares may be resold pursuant to an exemption from registration under the Securities Act, and (ii) the time at which the Selling Securityholders no longer hold any Resale Shares.

        The Selling Securityholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of the Resale Shares by them. We will pay all costs and expenses associated with the registration of the Resale Shares.

        Oncor has entered into a lock-up agreement with us with respect to the shares of Gene Logic common stock issued to it in the merger. Oncor has agreed that it will not sell or transfer any shares of Gene Logic common stock received by it in the merger during the period beginning on the closing date of the merger with Oncormed and ending 60 days later. During the period beginning the day following such period and ending 30 days later, and during each three-month



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period thereafter, Oncor may sell or transfer that number of shares of Gene
Logic common stock received by it in the merger equal to the greater of (i) 1% of the then outstanding shares of Gene Logic common stock, and (ii) the average weekly reported volume of trading in Gene Logic common stock during the four calendar weeks preceding the date of any such sale or transfer. Certain third parties affiliated with Oncor have exercised their rights to purchase shares of Gene Logic common stock previously held by Oncor. Each such third party has agreed to be bound by the terms of the lock-up agreement executed by and between Oncor and Gene Logic. We may issue stop-transfer instructions in order to enforce the terms of the lock-up agreement.

             The date of this Prospectus Supplement is May 21, 1999.





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